eldoradogold

Sean Gregersen, P. Eng
Eldorado Gold Corporation
1188 Bentall 5, 550 Burrard Street
Vancouver, BC V6C 2B5
Telephone: (604) 687-4018
Fax: (604) 687-4026
Email: seang@eldoradogold.com

CONSENT of AUTHOR

TO:

British Columbia Securities Commission
701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Saskatchewan Financial Services Commission
- Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6

Ontario Securities Commission
Box 55
1903 – 20 Queen Street West
Toronto, Ontario M5H 3S8

Commission des valeurs mobilieres du Québec
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3

Securities Administration Branch
133 Prince William Street
P.O. Box 5001
Saint John, New Brunswick E2L 4Y9

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, PO Box 458
Halifax, Nova Scotia B3J 3J9

Office of the Attorney General
- Securities Division
95 Rochford Street, 4th Floor Shaw Building
P.O. Box 2000
Charlottetown, PEI C1A 7N8

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6

The Toronto Stock Exchange
P.O. Box 450
3rd Floor, 130 King Street W.
Toronto, Ontario M5X 1J2

I, Sean Gregersen, consent to the public filing of the technical report titled Technical Report for the Tocantinzinho Gold Project, Brazil and dated May 3, 2011 (the "Technical Report") and to extracts from or a summary of the Technical Report in the Technical Report of Eldorado Gold Corporation, being filed.

I confirm that I have read the written disclosure being filed by Eldorado Gold Corporation and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 4th Day of May, 2011.

Sean Gregersen, P. Eng.